Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

October 13, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

Jenn Do

SEC Examiner

Re:	Regional Brands Inc.

Form 10-K

Filed March 31, 2017

File No. 033-13110-NY

Ladies and Gentlemen:

This letter is transmitted on behalf of Regional Brands Inc. (the “Company”) via the EDGAR system in response to your comments on the above-captioned report of the Company which were issued in your letter dated October 2, 2017. For your convenience, we have repeated your comments in italics followed by the Company’s response.

Form 10-K for the year ended December 31, 2016

Controls and Procedures, page 23

SEC Comment #1:

You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (IFCR) was not effective based on certain criteria. Please address the following:

•	Please tell us how you determined that a conclusion that your ICFR was not effective as of December 31, 2016, did not impact your conclusion regarding the effectiveness of your DCP, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

Cleveland | Columbus | Cincinnati

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 13, 2017

Response:

The Company acknowledges the Staff’s comment and the statements in SEC Release No. 33-8238. The Company’s management determined that the Company’s disclosure controls and procedures were effective as of December 31, 2016, notwithstanding the existence of material weaknesses identified in its internal control over financial reporting, based primarily on (1) the limited nature and volume of transactions that impacted the Company’s financial reporting and (2) certain remedial actions taken with respect to the Company’s disclosure controls and procedures, as further described below.

The Company is a holding company and, for the period ended December 31, 2016, had limited operational activity at the holding company level that consisted primarily of cash and expense transactions through bank and investment accounts, recording of its income tax provision, and the maintenance of equity compensation awards. While the level of activity was limited, management nonetheless determined that the Company’s internal control over financial reporting was ineffective as of December 31, 2016 due to material weaknesses related to the Company having an insufficient number of qualified accounting personnel and controls associated with segregation of accounting duties. As a result, the Company did not have formal review procedures for transaction processing.

The lack of sufficient qualified accounting personnel and controls associated with segregation of accounting duties also led to insufficient review procedures related to the Company’s accounting for intangible assets, goodwill and the purchase price allocation in connection with the Company’s acquisition of the BRJ LLC business in November 2016. The Company determined that initially, a lack of a sufficient level of review surrounding the business combination accounting warranted a material weakness over internal controls over financial reporting.

Subsequently, the Company engaged the services of an experienced consultant with accounting expertise who assisted the Company in performing additional analyses and implementing post- fiscal period closing procedures including preparation of the financial statement and footnote disclosures presented in the Form 10-K. Because of the limited number of transactions involved in the Company’s activities, those procedures included the review and verification of each individual Company transaction and each aspect of the Company’s accounting for its business acquisition, and the reconciliation of each Company account to ensure that no material transactions were unrecorded. In light of these circumstances, in particular the limited level of Company activity and the fact that the business acquisition was a non-routine significant event, the Company’s management determined that the foregoing measures effectively mitigated the material weaknesses in internal controls, as they related to disclosure controls and procedures, because any material misstatement to the interim or annual financial statements would likely have been prevented or detected prior to public disclosure, and thus on a timely basis. However, the Company did not have adequate time prior to the end of the fiscal year to review, evaluate and test the operating effectiveness in order to implement measures to remediate the material weaknesses to internal control over financial reporting given the non-routine transaction. Accordingly, the Company’s management determined that the Company’s internal control over financial reporting was not effective and the disclosure controls and procedures were effective as of December 31, 2016.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 13, 2017

The Company’s management has developed a plan to remediate the material weaknesses in the Company’s internal control over financial reporting, which will include among other things remediating the material weaknesses related to the business acquisition so that those are addressed should another acquisition occur in the future, and the Company is preparing to implement that plan. The Company acknowledges that, based on the Staff’s current interpretive guidance, management’s next annual assessment of the Company’s internal control over financial reporting may not omit an assessment of the internal control over financial reporting of BRJ LLC business that was excluded from the annual assessment in the Form 10-K filed on March 31, 2017.

SEC Comment #2:

•	On page 13 you provide a risk factor that states that “Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act and disclosure controls and procedures in accordance with Section 302 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and cause stockholders to lose confidence in our financial reporting.” Given that you did conclude that you did not maintain effective ICFR as of December 31, 2016, please revise your disclosure to address this fact and any impact/consequence to your business stemming from having ineffective ICFR.

Response:

The Company respectfully submits that its disclosure in the second paragraph of the referenced risk factor on page 13 of the Form 10-K addresses the fact that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 and the potential impacts on, or consequences to, the Company’s business stemming from that fact. Notwithstanding the foregoing, in response to the Staff’s comment, the Company will include the following revised risk factor disclosure under the caption “Part II: Other Information, Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017:

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 13, 2017

“Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act and disclosure controls and procedures in accordance with Section 302 of the Sarbanes-Oxley Act could result in material misstatements in our financial statements, and cause stockholders to lose confidence in our financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate the effectiveness of its internal controls, and Section 302 of the Sarbanes-Oxley Act of 2002 requires the Company to evaluate its disclosure controls and procedures, in each case as of the end of each fiscal year, and to include a management report assessing the effectiveness of the Company’s internal control over financial reporting in each Annual Report on Form 10-K.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, and determined that our internal controls were not effective due to material weaknesses. The identified material weaknesses related to an insufficient complement of qualified accounting personnel and ineffective controls associated with segregation of duties. If the material weaknesses are not effectively remediated, or if additional material weaknesses or significant deficiencies in our internal controls, or in our disclosure controls and procedures, are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results. This could result in stockholders losing confidence in our reported financial information or disclosure, which could negatively impact our stock price, or in securities litigation, and the diversion of significant management and financial resources.

We do not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

_____________

The Company acknowledges the Staff’s closing comments in your letter dated October 2, 2017.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 13, 2017

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (216) 622-8826 or kspreen@calfee.com.

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Fred DiSanto (Regional Brands)

David Mancuso (Freed Maxick)